FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press release dated March 1, 2011 regarding “AFP Provida S.A. reports its results for the period ended December 31, 2010”

For immediate release

Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1483
Fax: (56-2) 679-2320
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – March 1, 2011 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended December 31, 2010. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS). Figures as of December 31, 2009 were re-classified with the corresponding adjustments required under IFRS.

AFP PROVIDA S.A. reports its results for the period ended December 31, 2010

GENERAL HIGHLIGHTS FOR THE YEAR 2010

Ü
In the year 2010 a profit of Ch$91,623.8 million was recorded, higher by Ch$17,181.8 million or 23.1% with respect to the profit recorded in the same period in 2009. This result was basically attributable to the positive performance exhibited by the recurring business, where revenues minus operating expenses (expenses related to employees, life and disability insurance, and other miscellaneous costs) increased by Ch$24,721.6 million or 41.6% as compared to year 2009.

Ü
The Pension Reform Law eliminated the single responsibility of AFPs to provide life and disability benefits in July 2009 (effecting results in August 2009), which led Administrators to decrease their fee structure charged over the taxable income of their clients. Therefore, Provida diminished its fee from 2.64% to 1.54%. In 2010, the above generated a decrease of Ch$39,092.0 million in fee income (amount included in revenues) as compared to year 2009.

Ü
The above had its compensation in a lower life and disability insurance premium, generating savings of Ch$59,157.3 million partly due to a lower temporary premium, since this premium just includes recovery of leftovers from months corresponding to the coverage period of the last contract; adding lower provisions for unfavorably casualty rate due to changes in the value of casualties pending of payment.

Ü
In 2010, lower personnel expenses were recorded (Ch$3,520.5 million) due to lower indemnities paid mainly to administrative personnel and lower salaries of administrative personnel basically as a consequence of the workers transfer from non-critical areas of the Company to the related company BBVA Servicios Ltda. It added to the above, lower expenses in depreciation and amortization of Ch$3,579.2 million due to lower amortization in evolutionary developments associated to the Unified Platform. The aforementioned was partially offset by increased other operating expenses (Ch$4,238.9 million) due to such personnel reduction generated more expenses in advisory services.

Ü
Regarding mandatory investments equivalent to 1% of pension funds under management, they recorded a weighted average nominal return of pension funds of 12.18% in 2010 that compares to the outstanding return of 23.12% recorded in the last year, given the high returns obtained by foreign stock markets in 2009. All the above led to record a negative deviation of Ch$10,943.5 million with respect to the previous year.

Ü
In connection with non-operating factors, it is important to mention that subsidiaries generated higher profits with a positive variation of Ch$2,067.8 million as compared to the year 2009. This result was driven by better results achieved by both local (Ch$1,386.2 million) and foreign subsidiaries (Ch$681.6 million).

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a profit of Ch$781.7 million in 2010, representing an increase of 38.5% with respect to the result registered in 2009.

Ü
As of December 31, 2010, Provida has maintained leading the Chilean pension fund industry with a total of US$44,137.0 million of assets under management, equivalent to a market share of 29.7%. Also, Provida is a leader in terms of clients with an average portfolio of 3.6 million affiliates and 1.8 million of contributors as of December 2010, with market shares of 40.9% and 38.9% respectively.

 GENERAL HIGHLIGHTS FOR THE FOURTH QUARTER OF 2010

Ü
The fourth quarter of 2010 (4Q10) recorded a profit of Ch$17,292.4 million, higher by Ch$3,760.0 million or 27.8% with respect to the profit attained in the fourth quarter of 2009 (4Q09). This result was basically sustained by higher revenues, lower employee expenses and amortization and depreciation costs, adding higher gains on mandatory investments.

Ü
With respect to revenues, they increased by Ch$4,272.9 million with respect to the same quarter in 2009, mainly related to higher fee income in accordance with the increase exhibited by the salary base of clients.

Ü
In relation to operating expenses, lower employee expenses of Ch$929.8 million were recorded as compared with the 4Q09, registering savings in all the lines, mainly in wages and salaries of personnel attributable to fewer staff maintained in the quarter basically due to the transfer of personnel from non-critical areas to the company BBVA Servicios Ltda. In addition to the above were lower expenses in depreciation and amortization of Ch$1,393.0 million due to both, inferior amortization of the Unified Platform and lower depreciation of real estate. The latter was partially offset by superior other operating expenses of Ch$923.9 million triggered by higher administration expenses (specifically advisory services) as a consequence the externalization previously mentioned.

Ü
The 4Q10 recorded a higher life and disability insurance premium of Ch$3,518.5 million with respect to the same period in the previous year, basically due to higher provisions for unfavorably casualty rate attributable to the increased values of reserves for casualties as a consequence of lower discount rate expected at the moment of paying such obligation.

Ü
Regarding mandatory investments, the 4Q10 recorded a positive deviation of Ch$2,056.9 million with respect to the 4Q09. This result was attained by the fact that the weighted average nominal return of pension funds was 2.73% in the 4Q10 as compared to the 1.92% recorded in the 4Q09. This evolution was largely attributed to the evolution of the foreign stock markets.

Ü	In non-operating terms, profits generated by subsidiaries were highlighted (Ch$803.5 million) both local and foreign subsidiaries.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.
Business Drivers	Dec-10	Market
		Share

Average number of affiliates	3,552,056	40.9%
Average number of contributors	1,785,997	38.9%
Average number of pensioners	486,498	38.2%

Average salary base (US$ Million)	1,474.0	31.6%
AUM (US$ Million)	44,137.0	29.7%
Average real return of Pension Fund (Cum Jun10)	9.49%
Pension Fund Type A real return (Cum Jun10)	11.61%
Pension Fund Type B real return (Cum Jun10)	11.21%
Pension Fund Type C real return (Cum Jun10)	8.77%
Pension Fund Type D real return (Cum Jun10)	6.53%
Pension Fund Type E real return (Cum Jun10)	5.79%

Other Variables	Dec-10	Market
		Share

Average number of branches	69	32.4%
Average number of administrative employees	898	27.9%	(1)
Average number of sales agents	460	21.7%	(1)

(1) Market Share as of September 2010

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE YEAR 2010

The monthly economic index (Imacec) grew by 5.7% in December 2010 as compared to the same month in 2009. With this figure, the economy increased by 5.6% in the fourth quarter thus, the year 2010 closed with an expansion of 5.2%. This figure confirms that the economy has superseded the effects of the economic crisis in 2009 and the negative impact of the earthquake at the end of February in 2010, which by itself decreased this index almost 3% in March 2010.

In regard to foreign trade, the trade balance accrued a positive balance of US$15,122.5 million in the year 2010, an 8.2% increase with respect to the last year. In 2010, exports accrued US$69,621.9 million, an increase of 26.9% over 2009, mainly driven by the growth in exports of mining products (representing 63% of total exports), specifically copper mining (representing 89% of mining exports) that grew by 40% with respect to the year 2009 mainly as a consequence of the 39% increase in the copper price. Likewise, imports totaled US$54,499.4 million, a rise of 37.1% with respect to 2009 attributable to the increase in fuels (representing 21% of total imports); mainly diesel oil (40%) caused by both, their increased prices and higher imported volumes; and crude oil (increase of 9%) due to its increased price. Additionally, the period recorded higher imports of land vehicles (representing 15% of total imports), basically cars whose imports increased by 124% with respect to the year 2009.

The Consumer Price Index (CPI) accrued in twelve months a variation of 3.0%, a figure that is located in the center of the target range established by the Central Bank. The main items contributing to this variation were: transport (6.1% with an effect of 1.18 p.p.), food and non-alcoholic beverages (5.6% with an effect of 1.06 p.p.), goods and services (15.8% with an effect of 0.92 p.p.), accommodations and utilities (4.9% with an effect of 0.65 p.p.), figures that were partially offset by the decrease exhibited in garments and shoes (-20.8% with an effect of -1.08 p.p.).

Regarding the monetary policy, the Central Bank in its last meeting held in February 2011 decided to increase its monetary policy by 0.25% up to 3.5%. The Central Bank has stated that it would be necessary to continue reducing the monetary stimulus in the following months and the development of the process will depend on the internal and external macroeconomic conditions. All the above aimed at achieving a projected inflation of 3% in the policy range.

In relation to the labor market, the mobile quarter October-December 2010 recorded an unemployment rate of 7.1%, recording no variation with respect to the previous mobile quarter, thus, the average was 8.1% in the year 2010.

The total occupation increased by 0.6% with respect to the previous mobile quarter (reaching 7,353,830 occupied people) sustained by the expansion observed in the salaried sector (+134,160 people) that recorded a fourth consecutive increase (1.2%), while the self-employed sector experimented a new reduction. In terms of occupation per gender, the highest dynamism as the trend observed in the year, was exhibited by women. At regional level, the unemployment rate decreased in eight regions, increased in five and maintained in two. The more affected regions by the earthquake, Maule and Biobio, continue exhibiting improvements driven by the seasonal effect of employment in agriculture.

In reference to the Pension Reform Law, the most important aspects in 2010 are related to:

New affiliates bidding process:

In order to stimulate price competition among AFPs and to achieve lower fees for affiliates, promoting the entrance of new actors in the industry to generate higher sensibility in the price demand, the Pension Reform Law implemented the bidding process of capitalization account administration to the new affiliates entering in the pension system.

In January 2010, the first bidding process was carried out and the awarded company was AFP Modelo, due to it offered the lowest fee of 1.14% among the rest of participants. AFP Modelo started operations on August 1, 2010, so that all the dependant workers, self-employed workers and voluntary affiliates that become affiliates in the individual capitalization pension system for the first time, must enter in the new AFP Modelo for a 24-month period.

Life and disability insurance bidding process:

The Pension Reform Law eliminated the AFP’s single responsibility of providing life and disability benefits, by establishing that the AFPs altogether should purchase a fixed and unique insurance premium through a bidding process to cover this obligation. Such insurance is awarded to one or more insurance companies, providing the best economic offer, awarding the insurance to more than one insurer in order to avoid excessive risk concentration for the coverage of the entire life and disability insurance risk, having the same value for all the workers regardless the AFP to which they contribute.

The first bidding process was awarded for a 12-month term from July 1, 2009 until June 30, 2010, with a premium of 1.87% over the taxable remunerations. The second bidding process in force commencing July 1, 2010 for a 24-month period was awarded to an average fee of 1.49%. Such percentage must be covered by the employer in case of having 100 or more contributing workers, otherwise, the insurance is paid by workers until June 2011 and commencing on July 2011 the employer should pay for it.

In reference to the accounting policies, AFP Provida has started to apply International Financial Reporting Standards (IFRS) in accordance with the schedule instructed by the Superintendency of Pensions as follows:

•	December 31, 2009:	Pro forma financial statements (non comparative)
•	March 31, 2010:	First comparative financial statements
•	December 31, 2010:	First comparative financial statements considered as fully IFRS implemented

As a starting point, Shareholders’ equity as of January 1, 2009 under IFRS was subject to the following adjustments:

(Millions of Chilean pesos)
SHAREHOLDERS' EQUITY UNDER CHILE GAAP AS OF 31/12/2008	234,981,968
Adjustment at the begining of the period:
Deffered taxes complementary accounts reverse	(10,671,921.0)
Mandatory investments' deferred taxes adjustment to nominal value	(4,862,894.0)
First implementation adjustment in DCV and PREVIRED	(82,148.0)
First implementation adjustment in Provida Internacional subsidiaries	546,001.0
Convertion difference reserves (other reserves)	11,007,502.0
Convertion difference reclassification	(11,007,502.0)
Initial Adjustments Total	(15,070,964.0)
TOTAL SHAREHOLDERS' EQUITY UNDER IFRS AS OF 01/01/2009	219,365,006

In the current release, consequently, the comparative results of 2010 were analyzed under IFRS, and the permanent differences with respect to the Chilean generally accepted accounting principles previously applied are the following:

•	No price level restatement is applied
•	Intangibles were not amortized using the straight-line method, but in accordance with instructions of the periodic impairment test or as a customer list as per its stock evolution.
•	Deferred taxes are recognized at nominal value otherwise than discounted.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

During the year 2010, the Company recorded a profit of Ch$91,623.8 million, an increase of Ch$17,181.8 million or 23.1% with respect to the profit recorded in the year 2009.

This performance is sustained by the recurring business, where revenues minus operating expenses (expenses related to employees, life and disability insurance and other miscellaneous costs) increased by Ch$24,721.6 million or 41.6% as compared to the same period in 2009.

Likewise, the period recorded lower revenues of Ch$33,717.4 million in accordance with the decreased fee income that was affected by the reduction of fees charged by the AFP to contributors over their taxable incomes. This fee adjustment was caused by the fact that the Pension Reform Law eliminated the single responsibility of the AFP to provide life and disability benefits in July 2009, thus from that date onwards (effecting results in August 2009) Provida only charges a fee for pension savings management.

In light of the latter, net fee received by Provida defined as fee income minus the life and disability expense, provides a more accurate basis for year-on-year comparison in the analysis, which amounted to Ch$127,935.8 million in 2010, higher by Ch$20,065.3 million as compared to the year 2009.

In the latter evolution the life and disability insurance premium generated savings of Ch$59,157.3 million with respect to the year 2009. Behind this are lower temporary premiums since those are just related to the recovery of leftovers of months corresponding to the coverage period of the last contract; adding lower provisions made due to changes in the value of casualties pending of payment, as in 2009 the obligation was completely acknowledged with the most accurate  information  available at that moment.

Moreover, lower expenses related to employee and depreciation and amortization positively contributed in the result. Lower costs in employee expenses (Ch$3,520.5 million) were basically attributable to lower indemnities paid due to adjustments in staff made in 2009, basically in the administrative personnel, adding lower wages and salaries to administrative personnel due to smaller staff maintained during the year in connection with the transfer of personnel to BBVA Servicios Limitada, a related company that renders supportive services in non-critical activities for the Company. Moreover, the favorable development exhibited by depreciation and amortization (Ch$3,579.2 million) was determined by a lower amortization in evolutionary developments associated with the Unified Platform.

Mandatory investments recorded lower returns which led to record a negative deviation of Ch$10,943.5 million with respect to the last year, since the positive average nominal return of pension funds of 12.18% in 2010 was not enough to offset the remarkable return of 23.12% achieved in 2009.

With respect to factors different from the recurring business, the contribution of Ch$2,067.8 million made by subsidiaries is highlighted, where the local subsidiaries contributed in the aggregate  Ch$1,386.2 million, while the foreign subsidiaries Ch$681.6 million

Finally regarding income taxes, they increased as higher profits before taxes were generated in the period.

During the year 2010, earnings per share (each ADR represents fifteen shares) were Ch$276.54 as compared to Ch$224.69 obtained in the same period in 2009. As of December 31, 2010, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same period in 2009.

Revenues

Under IFRS format, revenues account incorporates fee income, financial revenues and other operating revenues of the former classification under Chilean GAAP.

In 2010, revenues were Ch$147,455.8 million, a decrease of Ch$33,717.4 million or 18.6% with respect to the same period in 2009. This result was basically driven by lower fee income (Ch$39,092.0 million), in view of the lower fee charged to clients due to the elimination of the AFP single responsibility in the life and disability insurance. The remaining components called other revenues partially offset this evolution with an increase of Ch$5,374.6 million, basically due to higher financial revenues registered during the period.

•
Fee income was Ch$130,273.4 million in 2010, a decrease of Ch$39,092.0 million (23.1%) with respect to the year 2009. This decrease was basically driven by the lower fee charged to affiliates commencing on July 2009 due to the elimination of the AFP single obligation in the life and disability insurance as determined by the Pension Reform Law. Therefore, the fee in 2010 averaged 1.54%, decreasing by 29.4% over the average fee charged in 2009 (2.18%).

In accordance with the latter, the net fee received by the Company defined as fee income minus the life and disability expense, provides a more accurate basis for comparison in the analysis with the previous year. In the year 2010, the net fee amounted to Ch$127,935.8 million, growing by Ch$20,065.3 million or 18.6% with respect to 2009. This result was attributable to an increase of 7.6% in Provida’s client salary base, adding the lower cost of the life and disability insurance in connection with higher discount rates.

In consistence with the growing trend of its clients salary base previously mentioned, Provida has maintained its leading position in the pension industry with an average market share around 40% in terms of number of customers and over 30% in terms of salary base and total assets under management. In figures, the average number of contributors was 1,785,997 and the monthly average salary base was US$1,474.0 million as of December, 2010. Moreover, assets under management were US$44,137.0 million as of December 31, 2010.

•
Other revenues amounted to Ch$17,182.4 million in 2010, increasing by Ch$5,374.6 million (45.5%) with respect to 2009. Behind this result were basically higher financial revenues of Ch$3,668.8 million stemming from the contract of the life and disability insurance, attributable to returns obtained by the insurer in connection with the contract effective January 2005-June 2009; by mutual consent of the parties (previous compensation to the insurer for change in conditions) the financial performance was modified for the AFP, with a benchmark determined by assets of similar duration than the insurance liability.

In addition to the above were higher operating results stemming from AFP Genesis in Ecuador of Ch$1,648.6 million, as a result of the growth observed in fees received due to new products offered to its affiliate portfolio that recorded an increase of 10.7% as compared to the previous year, while the average administered funds rose by 9.9% in dollars.

Gains on mandatory investments

In 2010, gains on mandatory investments amounted to Ch$21,885.7 million, a decrease of Ch$10,943.5 million or 33.3% with respect to the gains recorded in 2009. The weighted average nominal return of pension funds was 12.18% in 2010 as compared to the outstanding figure of 23.12% recorded in 2009, which was driven by the recovery observed in stock markets. During the year 2010, the main contributions were Fund Type C (43% out of the total return achieved in the period) with a nominal return of 11.44% and Fund Type A (23% out of the total return achieved in the period) with a nominal return of 14.32%.

The return achieved in the year was positively affected by the result obtained by the local stock market, which cumulative return was 38% and by foreign stock markets specially the emerging markets. The result was also affected by the favorable return of local fixed income attributable to the decrease of long term rates.

The lower return with respect to the year 2009 was basically triggered by lower contributions in the foreign stock market (2010 Developed Markets: Japan -5.6%, Europe -2.0% and USA +8.1%; Emerging Markets: Mexico +11.3%, Russia +13.5%, Brazil -5.9%, China -6.3% v/s 2009 Developed Markets: Japan +34.1%, Europe +25.1% and USA +23.2%, and Emerging Markets: Mexico +42.4%, Russia +125.2%, Brazil +80.8% and China +60.5%) and the local stock market (2010 IPSA +37.6% v/s 2009 IPSA +50.7%).

Life and disability insurance premium

The life and disability insurance premium amounted to Ch$2,337.6 million in 2010, positive in Ch$59,157.3 million (96.2%) with respect to 2009. This result was basically sustained by the fact that the Pension Reform Law eliminated the single responsibility of AFPs to provide life and disability benefits, thus, since August 2009 the AFP has hardly recorded expenses incurred in temporary premium, excepting those expenses belonging to the recovery of leftovers from previous months. The aforementioned led Provida to record savings of Ch$43,922.5 million in temporary premiums, given that the year 2009 recorded seven months of premiums, but the year 2010 recorded only those stemming from the recovery of leftovers of months corresponding to the coverage period of the last contract.

The other significant component are provisions for higher casualty rate, as Provida must cover the difference between the necessary capital to cover the pension determined by law and savings of affiliates in their individual capitalization accounts up to a maximum casualty rate established in the contract. Even though the Company provisioned the cost of the L&D insurance at fair value according to the casualty model at the close of the contract in 2009, the market conditions have exhibited a downward trend of discount rates used to casualties pending of payment. Consequently, additional provisions were made of Ch$1,688.7 million in the year 2010 given that the average rate for casualties pending of payment is expected to be 3.01%, while at the close of 2009 such expected rate was 3.30%. It is important to mention that the rate applied in the model at the close of 2009 was lower than the discount rate prevailing in the market at that date (3.56%), which was used by the insurer to value reserves for casualties, so the model took in consideration the forecasts of lower forward rates.

In comparative terms, the year 2010 recorded savings of Ch$14,486.2 million for casualty provisions due to in the year 2010 additional provisions were made for the aforementioned reasons, but such provisions were significantly lower than the provisions recorded at the close of 2009, when the aim was to provision the total insurance liability according the information available at that moment.

Employee expenses

Under IFRS format, the line employee expenses include the administrative and sales personnel remunerations of the former classification under Chilean GAAP. The opening of this item under IFRS for Provida is composed by wages and salaries of administrative personnel and sales personnel, indemnities and short term benefits.

Employee expenses amounted to Ch$30,983.5 million in 2010, a drop of Ch$3,520.5 million or 10.2% with respect to the same period in 2009. This result was triggered by saving in most lines: lower indemnities of Ch$1.599.9 million, mainly administrative personnel; lower wages and salaries of administrative personnel of Ch$1,111.8 million and lower short-term benefits of Ch$992.6 million.

•
Wages and salaries of administrative personnel amounted to Ch$15,935.6 million in 2010, decreasing by Ch$1,111.8 million or 6.5% with respect to 2009. This positive result was basically driven by lower wages, as a consequence of smaller staff maintained in the period mainly corresponding to the externalization of certain supporting services in non-critical areas to the related society BBVA Servicios Limitada. Also, the period recorded lower variable based remunerations in view of lower awards, commissions and participations paid to chiefs and supervisors of sales staff. The latter was partially offset by a higher expense incurred in overtime, higher legal contributions due to the life and disability insurance must be paid by the employer, higher expenses in training mainly corporative matters.

In figures, the average administrative staff amounted to 898 workers in 2010, while in 2009 it was 1,035, a decrease of 13.2%. By comparing the end of each period, the administrative staff decreased by 9.7%, from 986 in December 2009 to 890 workers in December 2010.

•
Wages and salaries of sales personnel amounted to Ch$10,521.9 million in 2010, an increase of Ch$183.9 million or 1.8% with respect to 2009. This variation was attributable the subsidiary Genesis in Ecuador that increased its sales staff so higher incentives were recorded in the period (Ch$218.0 million).

Likewise, AFP Provida by itself, partially offset such result by recording a positive variation of Ch$34.1 million, mainly due to lower variable based remunerations as a result of lower awards and commissions paid to the sales staff. The above was partially offset by higher expenses incurred in legal contributions due to the life and disability insurance must be paid by Provida as an employer commencing on July 2009 and inferior reverses on accrued vacations.

In figures, the average number of sales agents was 460 workers in 2010, a decrease of 11.3% with respect to the number maintained in 2009 (519 sales agents). With respect to the evolution at the end of each period, the sales force decreased by 4.7% from 466 salespeople in December 2009 to 444 in December 2010.

•
Short-term benefits to employees were Ch$1,865.4 million in 2010, decreasing by Ch$992.6 million or 34.7% as compared with 2009 due to lower provisions for bonuses basically to administrative personnel since smaller staff and enough stock for the estimated provision.

•
Indemnities amounted to Ch$2,660.7 million in 2010, a decrease of Ch$1,599.9 million or 37.6% with respect to 2009. This positive evolution corresponded to the adjustments made in personnel, specifically administrative staff in 2009.

Depreciation and amortization expenses

The depreciation and amortization expenses were in the aggregate of Ch$8,011.0 million in 2010, a decrease of Ch$3,579.2 million or 30.9% with respect to 2009. This decrease was the outcome of lower amortization expenses (Ch$2,943.2 million), since the year 2009 included the amortization of assets corresponding to the years between 2005 and 2009, but the year 2010 just includes new developments generated during the year.

•
The depreciation expense was Ch$2,187.6 million in 2010, a decrease of Ch$635.9 million or 22.5% with respect to 2009. This variation was mainly attributable to lower depreciation of real estate (Ch$788.8 million), since in the year 2009 the commercial network was restructured by introducing a new assistance model for customers called Top One (implementing services of pension advisory and fast transactions and externalizing collection services in order to focus the network on granting assistance to customers), which led to an accelerated depreciation of real estate restructuring not used under this new concept. The above was partially offset by higher depreciation of Ch$116.8 million from the subsidiary Genesis in Ecuador.

•
The amortization expense was Ch$5,823.4 million in 2010, a decrease of Ch$2,943.2 million or 33.6% with respect to 2009. This result was largely attributable to lower amortization in evolutionary developments associated to the Unified Platform due to the year 2009 included the amortization of evolutionary developments for the period between 2005-2009, while the year 2010 only included new developments basically related to changes implemented by the Pension Reform Law.

Impairment losses

Impairment losses amounted to Ch$556.0 million in 2010, a negative deviation for the same amount given that in year 2009 there is no expense for such concept. Impairment losses are related to extraordinary expenses incurred in furniture repairs due to damages caused by the earthquake occurred in Chile in February 2010.

Miscellaneous other operating expenses

Under IFRS format, miscellaneous other operating expenses include marketing, data processing, administration, Board of Directors remunerations and other expenses of the former classification under Chilean GAAP. The opening of this item under IFRS is composed by the same detail previously mentioned, but the Board of Directors remunerations and other operating expenses are merged in other operating expenses.

Miscellaneous other operating expenses were Ch$30,007.7 million in 2010, an increase of Ch$4,238.9 million or 16.4% with respect to 2009. This result was basically driven by higher administration costs (Ch$5,634.3 million), basically due to higher expenses in advisory services in connection with to the externalization of non-critical activities paid to BBVA Servicios  The above was partially offset by lower expenses in marketing (Ch$862.6 million) and other operating expenses (Ch$622.8 million).

•
Marketing expenses were Ch$1,541.0 million in 2010, a decrease of Ch$862.6 million or 35.9% with respect to 2009. This positive variation was basically originated by lower expenses in media publicity since the year 2009 included the campaign called "pay well" related to the Pension Reform Law. Additionally, the period recorded lower expenses in sales supportive material and lower expenses in communications since the year 2009 the Pension Reform Law was disseminated to employers and affiliates.

•
Data processing expenses were Ch$3,270.3 million in 2010, an increase of Ch$90.0 million or 2.8% with respect to 2009. Behind this evolution were higher expenses in host maintenance cost and installations in connection with new inquiries of software maintenance, almost offset by lower costs in host maintenance with related companies due to lower costs with CCR (Regional Computing Center).

•
Administration expenses amounted to Ch$22,478.2 million in 2010, a growth of Ch$5,634.3 million or 33.4% with respect to 2009. This deviation was mainly attributable to higher expenses in connection with advisory services related to the externalization of supporting services in non-critical areas to the related company BBVA Servicios Limitada. The period also recorded higher expenses in services rendered by third parties such us typing, pension payments and custodian related to the increase of pension funds. The aforementioned was partially offset by lower expenses in social contributions given the high basis of comparison since an extraordinary contribution was paid in 2009 to the AFP Association and lower common expenses in accordance with the fewer number of branch offices.

•
Other operating expenses are associated to costs incurred for evaluation and qualification of disability status of contributors and remunerations of the Board of Directors, which amounted to Ch$2,718.2 million in 2010, lower by Ch$622.8 million or 18.6% with respect to the same period in 2009.

This result was explained by lower expenses related to qualification of disability status, basically medical fees and clinical examinations due to the greater number of claims was evaluated in 2009 since Provida is only covering casualties pending of evaluation and those ones in process of final determination.

The above was partially offset by higher remunerations of the Board of Directors given the existence of one more remunerated Director and two alternate Directors beginning on May 2009.

Share of the profit (loss) from equity accounted associates

In 2010, share of the profit (loss) from equity accounted associates was Ch$8,788.8 million, higher by Ch$2,067.8 million or 30.8% with respect to 2009. This increase was the outcome of higher profits generated by local subsidiaries that contributed in the aggregate of Ch$1,386.2 million due to higher fee income generated by AFC and fees on sales from Previred, adding a higher result achieved by AFORE Bancomer in Mexico (Ch$761.1 million) due to higher levels of fee income received. The above was partially offset by lower profits generated by AFP Horizonte in Peru (Ch$79.5 million) due to lower gains on mandatory investments recorded in 2010.

Company	Country	2010	2009	Change	%

		(Millions of Chilean pesos, except percentages)

AFC	Chile	1,079.2	202.2	877.0	433.7%
DCV	Chile	58.9	69.6	(10.7)	-15.4%
Previred	Chile	1,786.7	1,266.7	520.0	41.0%
Bancomer	México	3,616.3	2,855.2	761.1	26.7%
Horizonte	Perú	2,247.8	2,327.3	(79.5)	-3.4%
TOTAL		8,788.8	6,721.0	2,067.8	30.8%

In Peru, Provida Internacional has been a shareholder of AFP Horizonte since 1993, currently holding 15.87% of the shares. As of December 2010, this subsidiary accounted for a total of 1,272,036 affiliates and assets under management for US$7,295.2 million, figures equivalent to market shares of 27% and 23% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. As of December 2010, AFORE Bancomer maintained an affiliate portfolio of 4,459,695 and funds under management for US$16,205.6 million, representing market shares of 11% and 16%, respectively, situating it in third place in terms of affiliates and in second place in assets under management.

The local related companies are: Servicios de Administración Previsional S.A. (“PreviRed.com”) an electronic collection company in which Provida holds a 37.9% ownership; Sociedad Administradora de Fondos de Cesantía de Chile S.A. (“AFC”) a company that administers unemployment funds in accordance with the Law 19,728, where Provida has a 37.8% ownership and Inversiones DCV S.A. (“DCV”), an entity whose main purpose is to invest in entities engaged in public offerings of securities and where Provida participates with a 23.14% stake, being the rest of its main shareholders other AFPs in the industry, as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

Exchange differences

The exchange differences amounted to gains of Ch$283.4 million in 2010, an increase of Ch$374.8 million with respect to the losses recorded in the same period in 2009. This result was driven by higher revaluation of UF, as well as higher volumes of receivables accounts valued in UF that implied a net asset exposure, while the year 2009 recorded an accumulated appreciation of the Chilean peso with respect to the dollar of 20.3% that negatively affected the value of the assets kept in dollars.

Other non-operating expenses

In 2010, other non-operating expenses were Ch$196.6 million, a decrease of Ch$740.1 million or 79.0% with respect to 2009. This result was attained by lower expenses related to labor suits and penalties.

Income tax expense

Income tax expense was Ch$17,439.8 million in 2010, higher by Ch$2,990.4 million or 20.7% with respect to the year 2009, basically due to higher earnings before taxes recorded in the period.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$377,991.7 million as of December 31, 2010, an increase of Ch$33,152.2 million or 9.6% with respect to December 31, 2009. This result was driven by higher non-current assets (Ch$26,764.8 million) largely attributed to higher mandatory investments, adding higher current assets (Ch$6,387.4 million), manly referred to superior trade and other receivables.

•
As of December 31, 2010, current assets were Ch$68,651.6 million, increasing by Ch$6,387.4 million or 10.3% with respect to December 31, 2009. This result was mainly caused by higher trade and other receivables of Ch$7,156.9 million basically due to higher balance in receivables from insurers (Ch$8,100.6 million) different from BBVA Seguros de Vida S.A. referred to the temporary financing of affiliates’ benefits whose payments are responsibility of such insurers. The period also recorded higher accounts receivables for current taxes of Ch$1,665.0 million due to higher monthly temporary payments paid in the period and higher financial assets of Ch$1,120.1 million referred to shares of the administered funds of AFP Genesis in Ecuador. The above was partially offset by lower surplus in Provida’s cash and cash equivalents of Ch$3,322.8 million by using part of them in the payment of dividends and loans to related companies, as well as lower amounts of anticipated payments of Ch$244.9 million given the amortization of bonuses for collective agreement in 2009, and lower balance of receivable accounts to related companies of Ch$119.3 million according to the lower balance of life and disability pensions paid by BBVA Seguros de Vida S.A. due to the expiration of the contract coverage.

•
Non-current assets amounted to Ch$309,340.1 million as of December 31, 2010, an increase of Ch$26,764.8 million or 9.5% with respect to December 31, 2009. This result was mainly attained by higher mandatory investments of Ch$25,396.7 million due to the normal contributions recorded in the growing salary base of clients, and the positive cumulative returns of pension funds. Also, the period recorded higher investments in subsidiaries sustained by profits generated of Ch$8,788.8 million that was partially offset by dividend distribution of AFORE Bancomer, AFP Horizonte and Previred. Additionally, the period recorded higher amounts of deferred taxes of Ch$503.0 million related to the losses incurred in revaluation of financial instruments and provisions for expenses made in the year 2010, and higher amounts of anticipated payments of Ch$361.5 million in connection with the agreement bonuses given in advance in the new collective bargain.

The above was partially offset by lower intangible assets of Ch$2,193.8 million attributed to identifiable intangible assets related to the amortization of the customer list generated by local acquisitions (AFP Protección, Unión and El Libertador), and lower amounts in investments for physical assets of Ch$981.4 million referred to constructions and facilities.

Liabilities

Total liabilities amounted to Ch$83,997.1 million as of December 31, 2010, an increase of Ch$8,536.2 million or 11.3% with respect to December 31, 2009. This result was driven by higher current liabilities (Ch$4,960.9 million) due to higher accounts payable for current taxes and increased trade and other payables, as well as increased non-current liabilities (Ch$3,575.2 million), mainly due to superior liabilities for deferred taxes.

•
Current liabilities amounted to Ch$53,528.0 million as of December 31, 2010, an increase of Ch$4,960.9 million or 10.2% with respect to December 31, 2009. This variation was largely driven by higher accounts payable for current taxes of Ch$4,713.5 million, due to the higher provision of taxes in the year 2010, and higher trade and other payables of Ch$4,939.4 million, basically due to the acknowledgment of the minimum dividend as determined by IFRS in connection with the profit attained in the current year and the higher amount related to payable pensions. Additionally, the period recorded higher amounts in other current liabilities of Ch$354.5 million stemming from legal suits and higher amounts in payable accounts to related companies of Ch$292.3 million in relation with the collection contract with Previred.

The above was partially offset by lower provisions of Ch$4,649.6 million mainly due to provisions for unfavorable casualty rate and to bonuses granted to workers in view of settlements made, adding a lower amount of accrued liabilities of Ch$651.6 million associated to lower benefits to employees in view of the smaller staff.

•
Non-current liabilities amounted to Ch$30,469.2 million as of December 31, 2010, an increase of Ch$3,575.2 million or 13.3% with respect to December 31, 2009, as a result of higher liabilities for deferred taxes (Ch$3,617.3 million) in relation with gains on mandatory investments during the period, adding that under IFRS application such liability is accounted at current value and not discounted at an interest rate under Chilean GAAP formerly applied.

Shareholders’ equity

Total shareholder’s equity amounted to Ch$293,994.6 million as of December 31, 2010, increasing by Ch$24,616.0 million or 9.1% with respect to December 31, 2009, due to higher gains cumulated in the period (Ch$14,080.6 million) and the better profit attained in 2010 (Ch$17,181.8 million), effects that were partially offset by higher amounts of dividends (Ch$5,154.5 million) given the higher minimum dividend under IFRS related to the result achieved in 2010 and the definite dividend associated to the profit generated in 2009.

Exchange rate

As of December 31, 2010 the exchange rate was Ch$468.01 per dollar, while at the same date in 2009, it was Ch$507.10 per dollar. In the years 2010 and 2009, appreciations of Chilean peso against the dollar of 7.7% and 20.3% were respectively recorded.

COMPREHENSIVE INCOME STATEMENT

	2010	2009	Change	%
	(Million of Chilean pesos, except percentages)

Revenue	147,455.8	181,173.1	(33,717.4)	-18.6%
Gain on mandatory investments	21,885.7	32,829.2	(10,943.5)	-33.3%
Life and disability insurance premium expense (less)	(2,337.6)	(61,494.9)	59,157.3	-96.2%
Employee expenses (less)	(30,983.5)	(34,504.0)	3,520.5	-10.2%
Depreciation and amortization (less)	(8,011.0)	(11,590.2)	3,579.2	-30.9%
Impairment losses (less)	(556.0)	-	(556.0)
Miscellaneous other operating expenses (less)	(30,007.7)	(25,768.8)	(4,238.9)	16.4%
Finance costs (less)	(102.9)	(151.8)	48.9	-32.2%
Income (loss) from investments	281.8	200.3	81.5	40.7%
Share of the profit (loss) from equity accounted associates	8,788.8	6,721.0	2,067.8	30.8%
Exchange differences	283.4	(91.4)	374.8	410.0%
Other non-operating income	2,563.5	2,505.7	57.8	2.3%
Other non-operating expenses (less)	(196.6)	(936.7)	740.1	-79.0%
PROFIT (LOSS) BEFORE TAX	109,063.6	88,891.4	20,172.2	22.7%
Income tax expense	(17,439.8)	(14,449.4)	(2,990.4)	20.7%
Profit (loss) after tax from continuing operations	91,623.8	74,442.0	17,181.8	23.1%
PROFIT (LOSS)	91,623.8	74,442.0	17,181.8	23.1%

STATEMENT OF FINANCIAL POSITION

	12/31/2010	12/31/2009	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	68,651.6	62,264.2	6,387.4	10.3%
Non-current assets	309,340.1	282,575.3	26,764.8	9.5%

TOTAL ASSETS	377,991.7	344,839.5	33,152.2	9.6%

Current liabilities	53,528.0	48,567.0	4,960.9	10.2%
Non-current liabilities	30,469.2	26,893.9	3,575.2	13.3%

Shareholders' Equity	293,994.6	269,378.6	24,616.0	9.1%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	377,991.7	344,839.5	33,152.2	9.6%

CASH FLOW STATEMENT

	2010	2009	Change	%
	(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	67,980.3	37,249.5	30,730.8	82.5%
Cash flow from (used in) operations	72,399.2	38,600.1	33,799.1	87.6%
Cash flow from (used in) other operating activities	(4,419.0)	(1,350.7)	(3,068.3)	227.2%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(8,726.5)	(7,304.1)	(1,422.4)	19.5%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(62,576.6)	(19,047.8)	(43,528.8)	228.5%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(3,322.8)	10,897.6	(14,220.4)	-130.5%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FOURTH QUARTER OF 2010

Profit

In the fourth quarter of 2010 (4Q10), the Company recorded a profit of Ch$17,292.4 million, an increase of Ch$3,760.0 million or 27.8% with respect to profit recorded in the fourth quarter of 2009 (4Q09).

This result was basically attained by superior revenues of Ch$4,272.9 million with respect to the 4Q09 due to the greater fee income associated to the increase of clients’ salary base.

Mandatory investments positively contributed Ch$2,056.9 million attributable to the superior weighted average nominal return of 2.73% recorded in the 4Q10 v/s 1.92% recorded in the 4Q09.

In relation to operating expenses, both personnel and amortization and depreciation, they recorded savings of Ch$929.8 million (due to a lower staff) and Ch$1,393.0 million (since in 2009 the amortization of  Unified Platform finished and the restructuring investments of non-used branches were registered as current expenses) respectively. As a counterpart, higher other operating expenses were recorded in the period, since the staff reduction previously mentioned was caused by the externalization of non critical activities that explained a higher advisory expense.

Finally in regard to operating expenses, a higher life and disability insurance premium of Ch$3,518.5 million was attained in 4Q10, as a result of higher provisions related to the increase in the value of reserves for casualties due to lower expected discount rates for the moment of payment of such obligation.

With respect to the remaining non operating components of the result, they totaled Ch$3,597.3 million representing a positive deviation of Ch$ 1,092.9 million basically sustained by the higher share of the profit from equity accounted associates of Ch$ 803.5 million, where the performance of local subsidiaries highlights Ch$ 411.7 million, adding an adjustment made to AFP Horizonte results regarding IFRS application.

Regarding income taxes, a higher provision was recorded in accordance with superior earnings before taxes generated in the 4Q10.

During the 4Q10, earnings per share (each ADR represents fifteen shares) were Ch$52.19 as compared to Ch$40.84 obtained in the 4Q09.

Revenues

In the 4Q10, revenues were Ch$35,947.0 million, an increase of Ch$4,272.9 million or 13.5% with respect to the same quarter in 2009. This result was basically driven by higher fee income of Ch$3,313.5 million as per the increase exhibited in salary base.

•
Fee income was Ch$33,743.2 million in the 4Q10, a growth of Ch$3,313.5 million (10.9%) with respect to the 4Q09. This increase was explained by the increase of mandatory contributions in accordance with the increment of 10.5% in the salary base of clients since the fee charged to contributors over their salary base in the period under comparison was the same (1.54%).

In consistence with the growing trend shown by its clients' salary base, Provida has maintained its leading position in the pension industry with an average market share around 40% in terms of number of customers and over 30% in terms of salary base and total assets under management. In figures, during the 4Q10 the average number of contributors was 1,785,216 and the monthly average salary base was US$1,506.0 million. Assets under management were US$44,137.0 million as of December 31, 2010.

•
Other revenues amounted to Ch$2,203.8 million in the 4Q10, increasing by Ch$959.4 million (77.1%) with respect to the 4Q09. Behind this result were higher revenues for services rendered to AFC (Ch$489.4 million), higher operating results from the subsidiary Genesis in Ecuador (Ch$323.4 million) and higher financial revenues from the life and disability insurance contract (Ch$131.5 million), as a result returns obtained by the insurer in relation with the contract with coverage since January 2005 to June 2009.

Gains on mandatory investments

During the 4Q10, mandatory investments recorded gains of Ch$5,408.7 million, higher by Ch$2,056.9 million or 61.4% with respect to gains recorded in the 4Q09. The weighted average nominal return of pension funds was +2.73% in the 4Q10, which is compared to the nominal return of +1.92% recorded in the 4Q09. This result was basically sustained by the better performance of foreign variable income, basically in the emerging markets (MSCI World 2010: +6.7% v/s 2009: +3.8%).

Life and disability insurance premium

The life and disability insurance premium amounted to Ch$4,151.5 million in the 4Q10, higher by Ch$3,518.5 million with respect to the 4Q09. This result was basically triggered by higher provisions for unfavorably casualty rate of Ch$3,350.7 million given the upward adjustment made in the value of reserves  due to higher discount rates expected at the moment of casualty payment. In figures, meanwhile the expected average discount rate at the end of 2010 was 3.01%, the average one for 2009 was 3.30%.

Employee expenses

Employee expenses amounted to Ch$9,089.0 million in the 4Q10, a decrease of Ch$929.8 million or 9.3% with respect to the 4Q09. This result was driven by savings recorded in all the lines that constitute this group: lower wages and salaries of personnel of Ch$431.6 million according to the smaller staff maintained in the quarter, lower indemnities of Ch$278.9 million and lower short-term benefits of Ch$219.4 million.

•
Wages and salaries of administrative personnel amounted to Ch$4,064.8 million in the 4Q10, a decrease of Ch$406.8 million or 9.1% with respect to the figure recorded in 2009. Behind this evolution were savings in fixed wages generated as a consequence of smaller staff maintained in the quarter, basically due to the externalization of certain supporting services in non-critical areas to the related company BBVA Servicios Limitada. Additionally, the period recorded lower expenses in variable based remunerations related to lower awards paid to chiefs and supervisors of sales, accrued vacations and training, mainly occupational matters.

In figures, the average administrative staff amounted to 895 workers in 4Q10, while in the 4Q09 was 1,000 administrative personnel, a decrease of 10.5%.

•
Wages and salaries of sales personnel amounted to Ch$2,549.4 million in the 4Q10, a decrease of Ch$24.7 million or 1.0% with respect to the 4Q09. This result was explained by the positive contribution by AFP Provida itself that recorded a variation of Ch$196.6 million basically due to lower variable based remuneration paid to sales agents referred to lower commissions and awards. The latter was partially offset by higher expenses incurred of Ch$171.9 million in sales staff of AFP Genesis in Ecuador in accordance with higher incentives paid, as a consequence of the increased staff.

In figures, the average number of sales agents was 444 workers in the 4Q10, a decrease of 6.7% with respect to the number maintained in the 4Q09 (475 sales agents).

•	Short term benefits to employees amounted to Ch$1,113.7 million in the 4Q10, decreasing by Ch$219.4 million or 16.5% with respect to the 4Q09, given the lower staff maintained by the Company.

•
Indemnities were Ch$1,361.1 million in the 4Q10, a decrease of Ch$278.9 million or 17.0% regarding the 4Q09, basically due to lower indemnities to administrative personnel in view of the high basis of comparison since a reduction plan was implemented in the 4Q09. This plan was destined to implement a new assistance model in order to integrate pension advisory and fast transaction services by externalizing collection and pension payments services to focalize the network on customer assistance.

Depreciation and amortization expenses

The depreciation and amortization expenses were in the aggregate of Ch$2,038.4 million in the 4Q10, a decrease of Ch$1,393.0 million or 40.6% with respect to the 4Q09. This decrease was the outcome of both lower amortization expenses (Ch$762.6 million), mainly due to the amortization of the Unified Platform, as well as inferior depreciation (Ch$630.3 million) basically related to real estate.

•
In the 4Q10, the depreciation expense amounted to Ch$550.5 million, a decrease of Ch$630.3 million or 53.4% with respect to the expenses recorded in the 4Q09. The positive variation was basically attributable to lower depreciation of real estate (Ch$699.2 million) given the restructuring of the commercial network made in the year 2009 that acknowledged as current assets the investments in offices not used under the Top One concept.

•
The amortization expense in the 4Q10 was Ch$1,488.0 million, a decrease of Ch$762.6 million or 33.9% with respect to the same quarter in 2009. This result was driven by lower amortization of evolutionary developments associated to the Unified Platform, due to the 4Q09 included amortization of investments made between the years 2005-2009, while the 4Q10 only includes developments of the year, basically related to the Pension Reform Law.

Impairment losses

Impairment losses amounted to Ch$556.0 million in the 4Q10, a negative deviation for the same amount given that the 4Q09 there is no expense for such concept. Impairment losses are related to extraordinary expenses incurred in real state repairs due to damages caused by the earthquake occurred in Chile in February 2010.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$9,012.9 million in the 4Q10, an increase of Ch$923.9 million or 11.4% with respect to the 4Q09. This result was driven by higher administration costs (Ch$1,505.4 million), basically due to higher expenses in advisory services. The above was partially offset by lower marketing expenses and other operating expenses.

•
Marketing expenses were Ch$942.5 million in the 4Q10, a decrease of Ch$391.8 million or 29.4% with respect to the same quarter in 2009. This result was mainly attained by a minor level of publicity in media since the 4Q09 included expenses to carry out the publicity campaign related to the Pension Reform Law.

•
Data processing expense was Ch$973.9 million in the 4Q10, almost in line with the expense recorded in 4Q09 (decreasing Ch$2.5 million or 0.3%), evolution according the Company’s normal requirements regarding maintenance and liaison services.

•
Administration expenses amounted to Ch$6,442.3 million in the 4Q10, a growth of Ch$1,505.4 million or 30.5% with respect to the same quarter in 2009. This increase was mainly attributable to higher expenses in advisory services basically related to the externalization of certain supporting services in non-critical areas to the related company BBVA Servicios Limitada, sustaining the administrative staff reduction previously mentioned. The latter was partially offset by lower expenses in social contributions given the high basis of comparison since an extraordinary payment was paid to the AFP Association in December 2009, adding lower expenses in services rendered by third parties.

•
Other operating expenses were Ch$654.1 million in the 4Q10, a decrease of Ch$187.2 million or 22.3% with respect to the same quarter in 2009. This positive evolution was explained by lower costs incurred in disability qualification, mainly related to medical fees and clinical examinations. The latter, as a consequence of the fact that in 4Q10 only the casualties pending of evaluation were included, whereas in 4Q09 new claims were evaluated given the delay between the date of the claim and the one of the evaluation (around three months).

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$2,804.5 million in the 4Q10, higher by Ch$803.5 million or 40.2% with respect to the 4Q09. This increase was the outcome of superior profits achieved by local subsidiaries (Ch$411.7 million in the aggregate) due to both increased profits generated by Administradora de Fondos de Cesantia (AFC), as well as better results achieved by Previred. In addition to the above were higher profits (Ch$473.5 million) generated by AFP Horizonte in Peru, since under accounting norms of such country, the result of mandatory investments was established to be register in an account of the shareholders' equity, whereas under the IFRS application to both the BBVA Group and Provida, this result is attributable to the comprehensive income statement, which implied to make an adjustment in this sense.

Company	Country	4Q10	4Q09	Change	%

		(Millions of Chilean pesos, except percentages)

AFC	Chile	381.7	108.3	273.3	252.3%
DCV	Chile	2.6	15.3	(12.8)	-83.2%
Previred	Chile	506.9	355.7	151.1	42.5%
Bancomer	México	860.4	942.1	(81.7)	-8.7%
Horizonte	Perú	1,052.9	579.4	473.5	81.7%
TOTAL		2,804.5	2,000.9	803.5	40.2%

Exchange differences

The exchange differences recorded a loss of Ch$16.4 million in the 4Q10, a decrease of Ch$180.9 million with respect to the gains recorded in the 4Q09. This result was driven by the appreciation of Chilean peso with respect to the dollar in the quarter (3.26%) that decreased the value of deposits and accounts receivable in Chilean pesos, originally taken in dollars.

Other non-operating income

Other non-operating income amounted to Ch$688.6 million in the 4Q10, higher by Ch$190.9 million or 38.4% with respect to the same quarter in 2009. This result was basically driven by higher revenues stemming from rental of offices to the related company BBVA Servicios Ltda.

Other non-operating expenses

Other non-operating expenses recorded a credit of Ch$548.3 million in the 4Q10, positive in Ch$706.8 million with respect to the expense recorded in the same quarter in 2009. This result was sustained by the reclassification of expenses due to damages caused by the earthquake to the impairment losses account.

Income tax expense

The income tax expense amounted to Ch$3,368.8 million in the 4Q10, higher by Ch$1,543.2 million or 84.5% with respect to the 4Q09. During the period, a higher provision for income tax was recorded in accordance with higher earnings before taxes recorded in the quarter, adding adjustments to the taxable base of 2010.

Exchange rate

Appreciation of the Chilean peso against the dollar were recorded in both periods under comparison, 3.2% and 7.9% corresponding to the 4Q10 and the 4Q09 respectively.

COMPREHENSIVE INCOME STATEMENT

	4Q10	4Q09	Change	%
	(Millions of Chilean pesos, except percentages)

Revenue	35,947.0	31,674.0	4,272.9	13.5%
Gain on mandatory investments	5,408.7	3,351.8	2,056.9	61.4%
Life and disability insurance premium expense (less)	(4,151.5)	(633.0)	(3,518.5)	555.9%
Employee expenses (less)	(9,089.0)	(10,018.8)	929.8	-9.3%
Depreciation and amortization (less)	(2,038.4)	(3,431.4)	1,393.0	-40.6%
Impairment losses (less)	(556.0)	-	(556.0)
Miscellaneous other operating expenses (less)	(9,012.9)	(8,089.0)	(923.9)	11.4%
Finance costs (less)	(19.2)	(34.8)	15.6	-44.8%
Income (loss) from investments	147.6	34.7	112.9	325.8%
Share of the profit (loss) from equity accounted associates	2,804.5	2,000.9	803.5	40.2%
Exchange differences	(16.4)	164.4	(180.9)	-110.0%
Other non-operating income	688.6	497.7	190.9	38.4%
Other non-operating expenses (less)	548.3	(158.5)	706.8	-445.9%

PROFIT (LOSS) BEFORE TAX	20,661.2	15,358.0	5,303.1	34.5%

Income tax expense	(3,368.8)	(1,825.7)	(1,543.2)	84.5%
Profit (loss) after tax from continuing operations	17,292.4	13,532.4	3,760.0	27.8%

PROFIT (LOSS)	17,292.4	13,532.4	3,760.0	27.8%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	March 1, 2011	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	March 1, 2011	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.